CYCLACEL PHARMACEUTICALS, INC.

200 Connell Drive, Suite 1500

Berkeley Heights, NJ 07922

July 17, 2017

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Suzanne Hayes, Assistant Director
Johnny Gharib

Re:	Cyclacel Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed on May 26, 2017, as amended on June 30, 2017, July 6, 2017 and July 17, 2017 File No. 333-218305

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Cyclacel Pharmaceuticals, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Monday, July 17, 2017, at 5:15 p.m., EST, or as soon as thereafter practicable.

Any questions should be addressed to Joel I. Papernik, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York, telephone (212) 692-6774.

Thank you for your attention to this matter.

Very truly yours,

Cyclacel Pharmaceuticals, Inc.

/s/ Spiro Rombotis
Spiro Rombotis
Chief Executive Officer

cc:	Securities and Exchange Commission
Suzanne Hayes Johnny Gharib Erin Jaskot

Cyclacel Pharmaceuticals, Inc.
Paul McBarron